Hamilton National Income Trust, Inc.

c/o The Lightstone Group

1985 Cedar Bridge Avenue, Suite 1

Lakewood, NJ 08701

March 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Sara von Althann, Attorney-Advisor

Re:	Withdrawal of Offering Statement on Form 1-A (File No. 024-10508)

Dear Ms. von Althann:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Hamilton National Income Trust, Inc. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-10508), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2015 and qualified by the Commission on May 13, 2016.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that there is insufficient investor interest in the securities covered by the Offering Statement to warrant the consummation of the offering. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Please provide copies of the order granting withdrawal of the Offering Statement to the undersigned at The Lightstone Group, Attn: Joseph E. Teichman, 1985 Cedar Bridge Avenue, Suite 1, Lakewood, NJ 08701, with a copy to the Company’s counsel, Lowenstein Sandler LLP, Attn: John D. Hogoboom, 1251 Avenue of the Americas, New York, NY 10020, facsimile number (973) 597-2383.

Very truly yours,

/s/ Joseph E. Teichman

Joseph E. Teichman

General Counsel and Secretary

cc:	John D. Hogoboom, Esq.
Jonathan Rabinow